UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

6 December 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Announces Initiatives to Sharpen Strategic Focus , 6 December 2005

TNT to acquire leading Spanish domestic express distribution company TG+, 6 December 2005

TNT in advanced negotiations to acquire Hoau, China’s leading domestic freight & parcels operator, 6 December 2005

6 December 2005

TNT Announces Initiatives to Sharpen Strategic Focus

Tightens focus on higher growth, higher margin network-based businesses and adjusts its capital structure

Key announcements include:

- Refined strategy focuses on networks

- Exit logistics business

- Initiate € 1 billion share repurchase

TNT N.V. announces today a broad range of initiatives that will sharpen its strategic focus on its core competency of providing delivery services by managing transport networks like Mail, Express and Freight Management. Key resulting initiatives include exiting its logistics business and a € 1 billion share repurchase which commences today.

Peter Bakker, CEO of TNT, stated: "Over the past several months we have conducted a thorough strategic review of our businesses, focusing on defining our strengths and identifying the best opportunities for TNT to serve our customers, grow our business and create value for our investors. As a result, we have developed a set of clear initiatives that we believe will deliver value to shareholders - while not losing sight of other stakeholders."

"It is clear that we are successful at designing, implementing and running delivery network businesses. This is our core competency, lies at the heart of our business going forward, and offers us a sustainable competitive advantage and very compelling growth opportunities. We have very strong network platforms to build on - particularly our fast growing Express and European Mail Networks (EMN) businesses and our profitable Mail Netherlands business. To underline this, we revise our revenue growth expectations for our Express division upwards to the 10 - 15% range over the medium term versus "high single digit" previously. Additionally, we believe total revenues of our EMN businesses will amount to approximately € 1.7 billion, at an operating margin of 10%, in 2012."

"TNT will continue to be customer driven with an emphasis on innovation as the leading integrator in both Europe and Asia. Today's announcements of our acquisitions in Spain and China further expand our capabilities", continued Bakker.

"While our logistics business is a strong operation with a talented group of employees and good customer relationships, it will no longer fit with our strategic focus going forward. Given industry consolidation, we announce today our intention to sell our logistics business. The focus on networks and the exit of Logistics will allow simplification of our organisation. In the next few months a plan aimed at further cost reductions will be put together."

"We have taken the initiative to optimise our capital structure and we intend to return capital to our shareholders, as we are focused on creating value for our shareholders both in the short and in the long term."

Focus on networks

In reviewing our existing strategy we have come to the conclusion that high-quality networks have proven to be intrinsically more attractive than customer dedicated supply chains. In networks like Mail, Express, and Freight Management, TNT can drive increased volumes across infrastructures resulting in continually improving efficiency, operating leverage, and higher return on capital.

TNT has been a clear industry 'first mover' in developing and implementing network solutions, including the extensive automation of mail networks in the Netherlands, the roll-out of the European Mail Networks, and the creation of the premier Express integrated air and road network in Europe. Our Mail and Express activities continue to drive high top-line growth with attractive margins. Additionally, TNT has an unparalleled track record in terms of people management and employee satisfaction.

TNT benefits from having complementary Mail and Express networks that provide access to both businesses and consumers, offer a range of price and speed alternatives, leverage hard-to-replicate infrastructures, and increasingly share critical resources.

Three new business development initiatives further support TNT's network focus: the announced acquisition of TG+, one of the leading domestic Express operators in Spain and Portugal; advanced negotiations for the acquisition of Hoau, China's leading domestic freight and parcel operator; and the start of Phase I of its previously announced Asia Road Network roll-out. Together with the recently announced China domestic Express network and the launch of the China/Europe air lane, these initiatives further position TNT as the leading integrated transport provider in this region.

Exit logistics

TNT Logistics is a business with a unique global footprint and the worldwide number two provider in contract logistics. TNT is committed to transitioning this business in a professional manner to a new owner that has a clear focus on growing and investing in the franchise. Throughout the process TNT will continue to provide its customers with the superior levels of service and will do its utmost to ensure a seamless transition for both customers and employees.

TNT intends to sell logistics business representing approximately € 3.4 billion in annual revenues and it has appointed Goldman Sachs to assist in the sale. The intended sale is expected to be completed in the second half of 2006. The transaction is subject to TNT shareholder approval and will be compliant with the applicable employee consultation procedures.

The group will retain a limited amount of the logistics activities that clearly fit our core network strategy. These businesses include the In-Night and high-tech spare parts operations, which together represent approximately € 300 million in annual revenues.

TNT Freight Management, representing approximately € 800 million in annual revenues, is an essential element of TNT's global network, connecting in particular Asia and Europe and therefore is not part of the activities to be sold.

Optimise capital structure

The sharper focus in its strategy allows TNT to optimise its capital structure and TNT maintains committed to an investment grade credit rating. Today it also announces to return capital to its shareholders by repurchasing ordinary shares. The repurchase program will be financed from available cash and committed bank facilities.

On 7 April 2005, TNT's shareholders' meeting mandated the Board of Management of TNT to repurchase ordinary shares for a period of eighteen months. Given the share buyback value of € 1.0 billion, the approximate number of ordinary shares to be repurchased under the repurchase program is 42.6 million, calculated on the basis of the last trade prior to commencement of the repurchase program. The repurchase program is expected to be accretive to EPS.

The share buyback commences today and ends after four months unless prior to such date: the aggregate value of shares acquired would exceed the € 1.0 billion; ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or if a cash or exchange offer with respect to the shares of TNT is publicly launched through the publication of an offer document (biedingsbericht). The maximum consideration to be paid per ordinary share under the repurchase program is the higher of the price of the last independent trade in TNT shares and the highest current independent bid price on the trading venues where the purchase is carried out. Furthermore, this price will not exceed the normal trade price plus ten percent. The normal trade price is the average closing price during the five trading days prior to the day of purchase. Not more than 25 percent of the average daily volume of the ordinary shares will be repurchased in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is based on the average daily volume traded in the 20 trading days preceding the date of purchase.

The announced repurchase program will be executed by ABN AMRO Bank N.V. who shall make the trading decisions in relation to TNT's buyback program of ordinary shares independently of, and without influence by, TNT with regard to the timing of the purchases. It is TNT's intention to cancel the ordinary shares acquired through the repurchase program.

Subject to unforeseen events, TNT has the intention to use the cash proceeds from the sale of logistics to make further share repurchases, pay dividends, or to invest in compelling value creating opportunities.

Given the strong cash generation of the network business this may enable ongoing capital returns to shareholders in the future, including a potential upgrade of its dividend policy. The group intends to maintain adequate financial flexibility to pursue a selective and disciplined acquisition strategy and invest in other growth opportunities.

Financial guidance

The initiatives announced today do not lead TNT to change its guidance for 2005 as most recently disclosed at the presentation of TNT's third quarter results on 31 October 2005. However, TNT expects revenue growth for its Express division to be in the 10-15% range over the medium term versus a previous expectation of "high single digit". Margins for the Express division are expected to be managed at around 10% in the medium term. Additionally, TNT believes total revenues of our EMN businesses to be approximately € 1.7 billion, at an operating margin of 10%, in 2012. TNT will give guidance for 2006 at the announcement of its full year 2005 results, which is scheduled on 27 February 2006.

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

6 December 2005

TNT to acquire leading Spanish domestic express distribution company TG+

TNT N.V. Global provider of mail, express and logistics services today announced that its Express Division will acquire TG+, a leading Spanish domestic distribution company, subject to regulatory approval.

The proposed acquisition of TG+ will expand and strengthen TNT's domestic express business and fuel its international express business in Spain, a strategic market in Europe with high growth potential. At the same time, TG+ will further drive growth of TNT's leading position in the premium express delivery market in Europe by providing better coverage in this key market.

TG+ is the third industrial parcel operator in Spain with revenues of around €120 million split between its own operations (€ 100 million) and dedicated agents. In total this network currently employs 2,600 people (962 TG+ directly employed) and operates 57 depots (22 TG+ directly owned) throughout the country which add up to 135,000 square meters, with more than 900 pickup and deliveries drivers, and a fleet of 140 line haul trucks connecting the depot network. TG+'s main depots are equipped with state of the art automated sorting systems.

TG+ is the result of the merger between Transcamer and Gomez, which took place in 2003. TG+ is owned by 3i, a listed private equity and venture capital company, and various minority shareholders, since 2001.

Peter Bakker, CEO of TNT commented: "We are delighted about this opportunity as TG+ is a professional leader in domestic express distribution which will complement our activities in Spain extremely well. It will provide us with a solid foundation from which to accelerate the growth of our domestic and international businesses".

"Their extensive and solid network infrastructure will allow us to offer our domestic and international customers an even broader portfolio of services than before. The strategic fit for both TG+ and TNT Express in joining forces is truly compelling", added Gonzalo Chico, Managing Director of TNT Express Spain.

Francisco Castro, Executive Vice President of TG+, added: "This is extremely exciting for us. TNT has the most extensive air and road delivery network infrastructure in Europe, as well as an unmatched global coverage, and we will be able to take full advantage of this for our current domestic customers. We are extremely pleased about the possibility of joining a company with such a focus in quality and service excellence and committed in delivering more to its customers, employees, shareholders and society."

TG+ has a strong presence in the pharmaceutical, cosmetics, fashion and electronic sectors, and reinforces TNT's firm foothold in key sectors such as automotive, biomedical, high tech and industrial.

Upon completion, TNT Express in Spain will count more than 4,000 professionals and 70 depots to serve its 25,000 existing customers. This transaction will consolidate TNT's second position in the market for international services and will move TNT up to the third position in the domestic industrial parcel market. The transaction is subject to regulatory approval and is expected to be closed early 2006.

6 December 2005

TNT IN ADVANCED NEGOTIATIONS TO ACQUIRE HOAU, CHINA'S LEADING DOMESTIC FREIGHT & PARCELS OPERATOR

TNT takes a significant step to realize its ambition of becoming China's leading domestic transportation company

TNT, the leading global provider of Express, Mail and Logistics services, announced today it is in the process of acquiring China's leading freight and parcels transportation operator, Hoau Logistics Group, based in Heilongjiang.

The deal is expected to be completed in the course of next year. Both companies have signed a Letter of Intent for this purpose.

Through this acquisition, TNT will become the largest privately owned transportation network for freight and parcels in China. TNT already operates the largest distribution infrastructure in China with 140 operating facilities, covering 2.4 million square metres of warehouse space across 600 cities.

Peter Bakker, CEO of TNT said: "The acquisition being negotiated will be a significant step in our China strategy. It will help us realize our ambitions to build the largest domestic transportation network for freight and parcels. In addition, through this acquisition, we hope to make greater contributions to China's economic growth."

"Hoau has a solid reputation as the nation's leading transportation operator. TNT will be able to connect Hoau's established road transport network with its own global network. Through this combined network, TNT will be able to further strengthen its services for the benefit of both international and domestic customers who need reliable and efficient access to the Chinese market," said Ken McCall, CEO of TNT China.

Wang Zhenhua, President of Hoau said, "Over the past 10 years, Hoau has built a strong and growing position in China's domestic transportation. With increasing economic globalization, Hoau needs to move to the next level of development to benefit our employees. I am pleased that TNT will help us make the next leap forward." Established in 1995, Hoau today has the densest privately owned road network in the country and is currently one of the market leading transportation companies for freight and parcels serving manufacturing as well as other type of clients. Hoau's network serves over 160,000 customers, dealing with various sectors like FMCG, Components, Appliances, Pharma and High Tech.

It has over 1,100 hubs and depots across China covering all major and second-tier cities with a service fleet of over 3,000 trucks and 12,000 employees. Hoau has been granted the rating of "AAAAA", the highest category for the transportation industry in China, and its founder and current president, Mr. Wang Zhenhua, has received the honor of "China's Most Influential Entrepreneur and Business Leader" in the transportation industry.

Hoau will greatly strengthen its capability and leading position in China's transportation industry via TNT's injection of resources, network expertise and advanced IT systems. Rated as one of the best employers in China, TNT is committed to stability and further development of Hoau's management team and employees.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

TNT China is the Chinese branch of TNT Group. TNT China provides integrated business solutions through three main business sectors -- Mail services, Logistics and Express. These services cover direct marketing solutions, door-to-door delivery services and ssupply chain management. TNT currently employs over 4,500 skilled professionals across its distribution infrastructure of 140 operation facilities across 600 cities in China. TNT China has developed over 2,000 service stations and currently operates seven gateways in China which includes: Beijing, Shanghai, Guangzhou, Dalian, Hangzhou, Xiamen and Shenzhen. By joining with Shanghai Automotive Logistics Co. to form Anji-TNT Automotive Logistics Co. Ltd., TNT China has become the largest third-party automotive logistics provider in China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 6 December 2005